SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

From: 5 July 2012

IVANHOE MINES LTD.

(Translation of Registrant’s Name into English)

Suite 654 – 999 CANADA PLACE, VANCOUVER,

BRITISH COLUMBIA V6C 3E1

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☐            Form 40-F-  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐            No:  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .)

Enclosed:

IVN and CIBC Mellon Trust – Amending Agreement

AMENDING AGREEMENT

THIS AMENDING AGREEMENT is made as of the 28th day of June, 2012 by and between IVANHOE MINES LTD. (the “Corporation”) and CIBC MELLON TRUST COMPANY (the “Rights Agent”).

WHEREAS the Corporation and the Rights Agent are parties to an Amended and Restated Shareholder Rights Plan Agreement dated as of April 21, 2010 (the “Rights Plan”);

AND WHEREAS Section 5.5(b) of the Rights Plan permits the Corporation and the Rights Agent to supplement, amend, vary, rescind or delete any provision of the Rights Plan prior to the Separation Time, subject to the prior consent of the holders of Voting Shares given by way of the affirmative vote of a majority of votes cast by Independent Shareholders present or represented at and entitled to be voted at a meeting of the holders of Voting Shares duly called and held in compliance with applicable laws and the articles of the Corporation (“Shareholder Approval”);

AND WHEREAS as of the date hereof, the Separation Time has not occurred;

AND WHEREAS the Board of Directors has determined that the Rights Plan is no longer an effective mechanism for safeguarding the interests of holders of Voting Shares and that it is in the best interests of the Corporation that the Rights Plan be terminated;

AND WHEREAS the Board of Directors has authorized the Corporation to amend the Rights Plan to provide for its immediate termination and for the immediate termination of the Rights subject only to obtaining Shareholder Approval;

AND WHEREAS Shareholder Approval for an amendment to the Rights Plan to provide for its immediate termination and for the immediate termination of the Rights was obtained at the Corporation’s Annual and Special of Meeting of Shareholders held June 28, 2012 (the “2012 AGM”);

AND WHEREAS the Corporation’s shareholders have also passed a special resolution at the 2012 AGM authorizing the change of name of the Corporation to “Turquoise Hill Resources Ltd.”, or such other name as may be approved by the board of directors of the Corporation, and as a result all references to the Corporation herein shall be deemed to refer to “Turquoise Hill Resources Ltd.”, or such other name as may be approved by the board of directors of the Corporation, upon the name change becoming effective.

NOW THEREFORE, in consideration of the payment by each party to the other party of the sum of $1 (the receipt and sufficiency of which is hereby acknowledged by each of the parties), the parties agree to amend the Rights Plan as follows:

1.	Capitalized terms used herein and not otherwise defined shall have the meanings given to them in the Rights Plan.

2.	The Corporation and the Rights Agent hereby agree that the Rights Plan is hereby amended to provide that, notwithstanding any provision of the Rights Plan to the contrary, the Rights Plan and all outstanding Rights shall terminate and be void and of no further force and effect on and from 5:00 p.m. (Pacific Daylight Time) on the date hereof.

3.	Notwithstanding the termination of the Rights Plan, the Corporation and the Rights Agent hereby agree that the rights of the Rights Agent under Section 4.1(a) of the Rights Plan that are expressed therein to survive the termination of the Rights Plan will survive and remain in full force and effect.

4.	This amending agreement shall be governed by the laws of the Province of British Columbia and the laws of Canada applicable therein.

5.	This amending agreement may be executed in counterparts, each of which will be deemed to be an original and all of which taken together will be deemed to constitute one and the same instrument. Delivery of an executed signature page by any party by electronic or facsimile transmission will be as effective as delivery of a manually executed copy of this amending agreement by such party.

IN WITNESS WHEREOF the parties have executed this amending agreement as of the date first written above.

IVANHOE MINES LTD.

By:	/s/ B.A. Bartlett
Name: Beverly A. Bartlett
Title: Vice President and Corporate Secretary

CIBC MELLON TRUST COMPANY

By:	/s/ Van Bot
Name: Van Bot
Title: Authorized Signatory

By:	/s/ Tricia Murphy
Name: Tricia Murphy
Title: Authorized Signatory

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.

Date: 05 July 2012	By:	/s/ Neville J. Henwood
NEVILLE J. HENWOOD
Sr. Vice President, Legal &
Corporate Secretary